Filed by AMR Corporation
Commission File No. 1-8400
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.
Commission File No. 001-8444

AMERICAN AIRLINES, INC.

Moderator: Denise Lynn

02-14-13/10:00 a.m. ET

Confirmation # 82400723

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

AMERICAN AIRLINES, INC.

Moderator: Denise Lynn

February 14, 2013

10:00 a.m. ET

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the American Airlines Leader call. All lines have been placed on “mute” to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session.

If you want to ask a question during this time, simply press star then the number one on your telephone keypad. If you wish to withdraw your question, please press the pound key.

I would now like to turn the conference over to Ms. Denise Lynn, Senior Vice-President of People. Ms. Lynn, please go ahead.

Denise Lynn:	Good morning, everybody. I appreciate you joining us this morning on this call. I know that there’s a lot of information being thrown at you this morning both from our internal communications and through the media outlets, and we thought this might be a good opportunity, for those of you who had time to jump on a call. (Here), let me just re-cap just the very high points of what’s being announced today but then see if we can help answer any questions that you may have.

I apologize if there’s background noise. I’m sitting at the airport at DFW and there’re some airplanes taking off behind me.

I’m here with (Gary Kennedy), general Council and (Missy Kusneau) from Communications, and I’ll make a few opening comments, and then we’ll turn it over to Q and A to see what’s on or minds.

I think probably today’s announcement didn’t come as a surprise to anybody, given all of the media speculation that’s been going on over the last couple of weeks. What was announced today is that American Airlines and U.S. Airways has agreed to a merger, and yesterday the boards of both companies approved the merger agreement. The combined airline will keep the American Airlines name. It will be headquartered in Ft. Worth, and it will be the largest airline in the U.S. and, I believe, the world, allowing us to compete much more effectively with Delta and United.

The merger has widespread support from our creditors who are the key stakeholders in decision-making around the company as we’re in chapter 11 because it enhances the value of the company to them and will deliver significant recoveries to them, given that American Airlines creditors and stockholders will own 72 percent of the combined company with U.S. Airways shareholders owning the remaining 28 percent. And that is just a side note that that is reflection of the substantial value that as been created through the restructuring that we’ve all been through over the last year, the fact that the split in the deal ended up at 72 percent to 28 percent. So that’s a good outcome for our creditors, and it’s a good outcome for all of us.

It’s important to note that while there’s a lot of news out there, nothing changes immediately. We’re still operating as separate carriers until the merger closes, and we expect that that won’t happen probably until sometime in the third quarter of this year. And the reason it takes that long is because we have to put together a plan of reorganization that is built on the merger agreement and present that to the bankruptcy court for approval. So, we have to continue going through those steps in the Chapter 11 process.

And we also need to clear various regulatory hurdles, such as the Department of Justice approval for us to merge to make sure that there aren’t any antitrust concerns – anti-competitive concerns on their part. So, we think it will take at least six months. That puts us in the third quarter, and in the meantime, we continue to operate as separate carriers as we do today, independent and separate but obviously working closely with U.S. Airways to plan for the integration so that we can hit the round running once the merger does close.

Once the merger closes, another large epic of the new that was announced today Dr. Parker, who is currently the CEO of U.S. Airways, will become the CEO of the combined company, and tom Horton will become Chairman of the Board of American Airlines at that point in time.

The main pieces of the news that were announced today – I’m sure that you and the people who work with you are wondering, “Well, what does this mean for me? What’s going to happen? What’s going to happen to jobs? What’s going to happen to benefits? How is this merger going to affect us?”

And we don’t have a lot of those detailed questions today, and those changes aren’t going to happen to the extent that there are changes for quite some time. As I said, for the time being, we’ll continue to operate separately. And I think we’ll find out more information about the integration planning process as we move forward.

Under the leadership of Tom and Dr. together, they will be quickly putting together a joint integration planning team whose focus will then be to create a strategy and a detailed plan for successful integration of the two companies. We don’t know what that plan looks like yet, but as we have more information, we’ll be able to share it over time.

We do expect that by the time the merger closes, the very top leadership of the company will be decided, the layer underneath the new CEO Dr. Parker. And then there will be a plan over time, and it will vary between functions and departments to integrate the two carriers after the merger closes.

In some cases, that could happen within the first six months. Also, in other cases, it’s going to take up to two or three years because it requires us securing a single operating certificate in order to be able to integrate some of our technical operations like maintenance and flight and those things that are overseen by the FAA.

so, as I think you’re probably aware from other airline mergers and from watching what’s happened at Delta and United, a lot of work goes into this. The success is all in the execution, and once we have had a chance to process today’s news, we will all be called upon to really apply ourselves to thinking about how we can make this merger successful for the future of America and the success of our company.

So I think the main things I would say as I wrap up – the main things for us to focus on right now – the things I want you to take away from this conversation are as leaders and managers in the company number one to be open and available to your people. Communicate with them, read the materials that are provided to you, familiarize yourself with what’s happening so that you can communicate with them and answer their questions as best possible.

Number two, we have to absolutely focus on taking good care of our customers. They’re going to be watching this very closely as well and seeing what it means to them. And our success will spend on holding onto our customers and retaining their loyalty as we go through this integration.

And number three, extend a hand of friendship to our new partners at U.S. Airways. For those of you who are out in the field who work with them side-

by-side in the airport, let’s welcome them, create a collegial, constructive relationship as we move forward with this integration. There are some things that we can’t talk t them about at this point because we’re still competitive, but if you think about he way you would normally partner with another ally that works alongside you, there aren’t many restrictions on what you can do in terms of building relationships, getting to know each other, getting to know your team, helping understand the questions and concerns that they have from their side as we move forward in this process.

So with that said, I’m going to open the line up for questions. And while we’re waiting – I think we can cue them up. I have a couple of questions I can answer while we’re waiting, but go ahead and cue up the questions.

Operator:	certainly. As a reminder, if you’d like to ask a question at this time, please press star then the number one on your telephone keypad. Once again, to ask a question, please press star one on your telephone keypad.

One of the questions I received from someone on my team this morning was that some media outlets are reporting that U.S. Airways has acquired American Airlines, and that isn’t factually correct. This is a true merger of two airlines in partnership; an American is clearly the bigger portion of that partnership given the split in the deal is 72 percent 28 percent split between American stakeholders and U.S. Airways shareholders.

So, no one should be talking about anyone acquiring anyone. It’s not helpful. This is a merger. We’re going to work together to create the strongest combination that we can in order to win against Delta and United.

(Joelle), do we have questions cued up?

(Joelle)?

Operator:	We do have a question now from the line of (Daryl Boyd).

Denise Lynn, Senior Vice-President: Good morning.

(Daryl Boyd):	Good morning. U.S. Airways is a member of the Star allies along with United and Continental. Will they be withdrawing, or will there be some sort of agreement between the Star Alliance and One World?

Denise Lynn:	I believe that U.S. Airways, as they become part of American Airlines which is a key member of the One WorldAlliance – because American Airlines is in the One World alliance the new carrier will be part of the One World Alliance and will strengthen that alliance, making it – I think some of the numbers that I’ve seen suggest that it puts it on a par, in terms of size, with Star Alliance and Sky teams. So, because U.S. Airways itself as an entity will be going away, they will be with drawing from their existing alliance.

(Daryl Boyd):	thank you.

Denise Lynn:	Thank you.

Operator:	Our next question comes through the line of (Heidi Beckner). (Heidi), the line is open.

(Heidi Beckner):	(Good morning) …

Denise Lynn:	Are you there, (Heidi)?

(Heidi Beckner):	Yes, I was wondering – the stock options that we have that American gave us that expires next month – will the be extending that because of the merger, or are we still going to be losing them? And anybody who has the stocks, are they going to get stocks with the combined company?

Denise Lynn:	(Heidi) generally speaking, I – that’s a tricky question for me to answer. I’m looking at Gary to see if he – and he knows best to answer that question.

Male:	well, some of the outcome with regard to equity holders is not fully determined. The problem is if you’re holding an option, those options are not – that’s not tested equity, so I don’t expect that there’ll be anything that will be done with those options. And they won’t have any value, but we can look into that further. But …

Denise Lynn:	But I think they’ll – the window to exercise them expires within the period of chapter 11, so I don’t believe they will have any value, (Heidi).

Male:	No. Right.

(Heidi Beckner):	OK, thank you so much.

Denise Lynn:	Thank you.

Operator:	Our next question comes through the line of (Michael Rio).

(Michael Rio):	Morning, Denise and Gary and company. Question. Would it be safe to assume tat with the new American will remain with the newly released (Livery)?

Denise Lynn:	Yes, that is a safe assumption that the new look on the aircraft, the new Livery, will continue, and even though it wasn’t planned this way, the flag on the tail actually is a nice representation between he combination of the combination between American and U.S. Airways. Thank you for your question.

Operator:	Once again, if you would like to ask a question at this time, please press star then the number one on your telephone keypad. Once again, that’s star one.

Well, you have a question. However, the caller did not leave a response. Caller, your line is open.

(Glen):	Hello, this is Glen in St. Lewis, and my question is that the announcement indicated that we’re going to have a presence in Phoenix. Do we know what that presence in phoenix is going to be?

Denise Lynn:	No, we don’t know that at this time. That will all be covered as part of the integration planning and where various functions will be located. Lot of details to work out yet. Thanks, Glen.

Operator:	Our next question comes through the line of (Glen Philips).

(Glen Philips):	Another (Glen).

Denise Lynn:	Good morning.

(Glen Philips):	Hey, I have a question. My T.W. employees were just curious on when they would expect the 4.3 percent raise. So ...

Denise Lynn:	(Glen), that will be effective on the date the merger closes.

(Glen Philips):	So, probably third quarter?

Denise Lynn:	Yes, probably sometime in the third quarter. Yes.

(Glen Philips):	OK, thank you.

Operator:	We do have another question from a caller that did not leave a response. Caller, your line is open. Caller, go ahead.

(Charles):	Hello, this is (Chicago).

Denise Lynn:	Good morning, (Chicago).

(Charles):	Hello. This is Charles, and Denise in light of what you said that this is a partnership of equals and that American Airlines is not a silent member of this group – in the press release that addressed the configuration of the new 12-member board of directors, and I thought I read in there that the U.S. airways is going to have four seats on the new board of directors, and A.A. or the current A.A. three. Can you talk about that, and how that is equal or how that pans out?

Gary Kennedy:	This is Gary. Let me see if I can answer that. You’re correct. There are going to be 12 members of the board of directors. Four will come from U.S. Airways, including Dr. Parker’s one of those people. The other eight are actually assigned to AMR.

In other words, three will come from our current slate of the board, and the remaining five will be selected by our current owners, which are our constituents, our creditors. And so from that perspective, when you look at the split, eight basically come from the AMR side of the house and four from U.S. Airways, if that sufficiently answers your question.

(Charles):	Thank you.

Operator:	Our next question comes from the line of (Ben Mason). Mr. (Mason), your line is open.

There is no response from the line of Mr. (Mason). There are no additional questions.

Denise Lynn:	Well, I’m sure you will be hearing many questions throughout the day. There are many different resources available to you for information, a new website. It’s aa.com/arriving, or “New American Arriving” is another public website. And then follow “New Jet Net” for news and information about the merger announcement and what it means.

For those of you in the DFW area, there is going to be a town hall meeting with (Tom Horton) and (Dr. Parker) at the DFW Hyatt at 1:00 this afternoon. There are buses from various locations. A broadcast message was sent out about that this morning. Those of you ho can, I encourage you to try to make it. It will be, I think, an exciting opportunity to hear firsthand from the leaders of our future combined company, their thoughts on the merger. And there’ll be lots and lots of information throughout the day, so stay tuned for all of that.

We also will continue to focus on information for you about what this means for you personally, and you can expect to hear more details about that in the next couple of days as we work through all the details. So, I don’t know. (Joelle), are there any other questions that have been cued up (that) if we can let everybody get back to working with their teams and…

Operator:	We do have additional questions at this time.

Denise Lynn:	Good.

Operator:	The next question comes from the line of (Lisa Flasang).

Denise Lynn:	Morning, (Lisa).

(Lisa Flasang):	Hi. Good morning, Denise. Yes, My question (inaudible) around our recent roll-out of our new brand, and one of the keys to success was going to integrating that into our new culture. And with the merger, and the different culture with U.S. Airways, I’m wondering how that affects what we’ve begun with the brand roll-out for American and a culture we don’t know yet from U.S. airways. Thank you.

Denise Lynn:	(Lisa), that’s an excellent question. And I think we will figure that out as we move forward. I don’t’ know what the answer to that question is at this point in time.

We’ve done a lot of work thinking about the new brand, what we want it to stand for our people and our customers. It hunk we will discussing that with our partners at U.S. airways and figuring out how we take the best of the culture at U.S. Airways and he work we’ve done at American to create an even better culture for the combined team going forward.

It is a very important piece of all of this. It will help to unify our teams, which is one of the most challenging aspects, I think, when you’re bringing two companies together with such long and different histories. And an effort like that can really help to create unity and a common focus on the future. So, more to come.

(Lisa Flasang):	Thank you.

Operator:	Our next question comes from the line of (Kevin Chatlin).

(Kevin Chatlin):	Good morning, Denise. This is (Kevin).

Denise Lynn:	Morning, (Kevin).

(Kevin Chatlin):	Regarding the combination of the carriers in respect to the management team – when the carriers combine, there’s bound to be duplication in resources, departments et cetera. Which carrier is going to hold the upper hand in making decisions?

Denise Lynn:	I think what you will hear over time – let me see if I can step through this in phases. (Tom Horton) and (Dr. Parker) – I think you will hear over the next days an weeks talking about the fact they’re going to work together. They’re going to form – the two of them will be jointly overseeing the transition and figuring out, before the merger closes, what the very top layer of the organization will look like, taking the best organizational structure and filling it with the best people to fill those jobs. And from there forward, that new leadership team will then be overseeing the integration of their various functions over the following six months to two years or so, depending on how long it will take a particular function to integrate.

So, what I would really say is it’s not one carrier or the other that is overseeing that. It will be (Tom) and (Dr.) initially creating that leadership and then that leadership will oversee the process of integration. And it will be done in a very thoughtful way. I believe their focus is on ensuring we retain and engage the people at both carriers and particularly their management teams who are critical to making this integration a success. and treating them well as we go through this process in order to get to a successful outcome. And then making the best possible decisions on which people should fill which roles at that appropriate point in time.

I know for our team – I would acknowledge that we just went through Cascade last ear, we went through a full management redesign, the prospect of going through that again isn’t a lot of fun. And it’s not going to happen in the near term, it’s going to take some time. It will happen after the merger closes, and then, depending on the function, it’s going to take some time beyond that to be able to integrate.

So, this isn’t something that’s going to happen immediately. They’ll be a lot more information about the process as we go forward and before we get into the details of it. So, a lot more information to come on that, and we will be providing information for management generally about the various policies and protections that we’ll be putting in place in order to assure people that they will be treated fairly in the event they don’t have a position at the end of the integration.

(Kevin Chatlin):	OK, thank you very much.

Denise Lynn:	Kind of a rambling answer to a very important question, and I know it’s on everybody’s minds. We will provide as much information as we can. For now I would say it’s not going to happen immediately, and we need to stay focused on taking care of our customers and running the business. We’ll have more information later.

(Kevin Chatlin):	OK, thanks again.

Denise Lynn:	Thank you.

Operator:	Our next question comes from the line of (Rodney Robertson).

Denise Lynn:	Good morning, (Rodney).

(Rodney Robertson):	Good morning, Denise. Good morning. (Rodney Robertson) in D.C.

Female:	(Inaudible)

(Rodney Robertson):	One of the questions we’re getting a lot already from the agent is, “OK, U.S. Airways is Union, we’re not. Will we be Union in the end? How does that process work?” So, can you give us some information on that? On exactly – so we can explain to them exactly how that process will take place?

Denise Lynn:	We will have information, (Rodney) because we know that that’s a question that’s on people’s minds. The – I haven’t (Laura Ein’s) been near us here with me in the conference room, and we can give you a very high-level understanding of how that (worked).

Again, it’s not something that’s going to happen immediately, and I think it’s really important given the recent vote on the CWA election that we engage our agents, that we communicate with them as clearly as possible so that they – we live up to the trust and faith that they’ve placed in us to listen to them and to engage with them as we move forward.

What typically happens in an airline integration like this – and it’s the same whether the work groups are unionized or not, is that after the merger closes,

nothing changes immediately. The union, in this case the CWA on the U.S. airways side, may apply to the National Mediation Board for what’s called a single-carrier determination. And what that really means is that they’re asking the NMB to rule that American Airlines and U.S. Airways are a single carrier for the purposes of labor relations. And that therefore the representation of that particular work force should b in the hands of one group.

So, they likely – and I think the CWA is going to continue their campaign in this regard. They will likely want to put up a campaign to represent the combined group of agents at American and U.S. Airways. It would take up to a year after the merger closes before that determination is made by the NMB, and at that point, if the CWA can show that they have support, signature cards from at least 50 percent of the combined group and they can take that to the National Mediation Board, then there will be an election, similar to the one we just went through. And the combined group of agents would decide whether they want to be represented by the CWA or not.

So that’s generally the process. I’m looking at (Laura) to see if I’ve missed anything. That’s generally the process that would play out. Again, it’s likely a year and a half – a year to a year and a half from now potentially before that happens, and in the meantime, we still have an opportunity to be talking to our agents about the benefits of independence. I think we have to make sure they’re fairly treated – equitably treated as we go through this process in the merger, and that we make sure that we’re listening to them. We’re already – we’re going to be communicating that we will be establishing a committee of agents to think about seniority integration from our perspective, from the American airlines’ perspective. We’ll be engaging with them on many different aspects of the merger so that they have as much information as possible.

(Laura Ein):	This is (Laura), and the only thing I’d ad is that I’d send a letter first thing this morning to all of the advisory boards and councils giving them as a high-level some information on the process, and we will continue to work very closely with those boards to make sure that they’re as informed as possible. Don’t think that just because there could be another election that unionization is inevitably.

At Delta they went through the same thing with Northwest who was unionized, and at the end of the day, the agents remained independent so ...

And typically – more frequently than not, on the agent side of the house, integration is typically done on a date of hire, which is a little more simple than some other work groups so ...

Denise Lynn:	that’s a good question, (Rodney).

(Rodney Robertson):	Thank you, (Laura) and Denise for the information.

Operator:	Our next question comes from the line of (Ed Fleeson).

Denise Lynn:	Good morning, (Ed).

(Ed Fleeson):	Good morning, Denise. I have a question – actually, I’ve gotten a couple of questions from our endorse wanting to know if we will be able to produce Q and A’s for their call center. Do we know when those will be available for us?

Denise Lynn:	Yes, I know that (Chris Ducy) is working on that this morning as some generic Q and A’s that we can give them to respond to questions that are coming in. I think right now, in terms of – and for those of you who don’t know (Ed), (Ed) overseas our 401K plans, so for right now with J.P. Morgan and our health care vendors (Mercer) and IBM and others, the basic answer will be nothing’s changing right now. The merge isn’t expected to close for another six months. Nothing is changing for anybody’s benefits, and if there are any changes in the future, they’ll be plenty of information around that. So, we’ll keep it pretty simple.

(Ed Fleeson):	Thank you.

Denise Lynn:	You’re welcome.

Operator:	Our next question comes from the line of (Jeff Leonard Robinson).

(Jeff Leonard Robinson):	Yes, (Lisa), this is (Jeff) (within Unique Communications). I just wanted to clarify. You mentioned the Town Hall meeting at (DSW) today at 1:00. And I just wanted to confirm that, that is at the Hyatt Regency, not the Grand Hyatt?

Denise Lynn:	That’s right it’s the Hyatt Regency in the ballroom, one of the ballrooms downstairs at the Hyatt Regency.

(Jeff Leonard Robinson):	OK, great, thank you.

Denise Lynn:	You’re welcome.

Operator:	Once again, to ask a question, please press star one. Our next question comes from the line of (Mike Degraw).

(Mike Degraw):	Good morning, Denise.

Denise Lynn:	Good morning, (inaudible).

(Mike Degraw):	I just, with the – with the merger of the two airlines, I was just curious with the inventories and the aircraft. Will this merger have any effect on our current aircraft order?

Denise Lynn:	We don’t believe it will. There’s – there is work to do, to come – to create the combined business plan of the two airlines. But at this point we don’t believe it’s going to have any effect on our new aircraft deliveries, which is one of the great strengths of the new company going forward. So, we, we want to continue to build on that fleet plan that we have in place. And strengthen it with the combination with the U.S. Airways fleet.

(Mike Degraw). Great, thank you very much.

Operator:	We do have an additional question from a caller who did not leave their information. Caller, your line is open.

(Janice):	Yes, this is (Janice) in Chicago. I was just wondering with all the hire of the new flight attendants. Will that stop now?

Denise Lynn:	No, we don’t anticipate that will stop. One of the things to understand in, in a merger like this is that the – the crew member integration is one of the last things that happens down the road. Because we need FAA to give us a single operating certificate. Because we need to get to an integrated seniority list.

Those things will take one and a half to two years after the merger closes. And in the meantime, our flight attendants will continue to fly the American Airlines fleet, our network, our schedule. And that schedule isn’t changing in the near-term. So, we need all of those new hire flight attendants to, to make sure that we can operate on the American Airlines side of the house. So, no plans to change on the recruitment front.

Operator:	Our next question comes from the line of (Melanie Lindley).

Denise Lynn:	Good morning, (Melanie).

(Melanie Lindley):	Hello, yes, good morning. This is Denise and (Melanie) from the ticket office headquarters.

Denise Lynn:	Hello.

(Melanie Lindley):	We’re just wondering. Has any decision been made at this time regarding a reservation system for the combined airline?

Denise Lynn:	I, I think I can tell you that no decision has been made on that. I think we all know that that’s one of the most important considerations. That we smooth the transition, the reservation system once we integrate. But, Denise, I, I don’t believe any decision has been made on that. And we’ll. It will be one of the very important decisions that will be made going forward. Thank you.

Operator:	Once again – once again ladies and gentlemen, to ask a question, please press star one. Our next question comes from the line of (Mr. Hoshfe).

(Soharan Hoshfe):	Hello, Denise, this is (Soharan). Can you hear me?

Denise Lynn:	Yes, I can hear you.

(Soharan Hoshfe):	So, I have a question. Has there any decision been made on which frequent flyer program we’re going to keep?

Denise Lynn:	I believe we’re keeping the Advantage program. I’m looking at Gary. He’s nodding his head. So, yes, Advantage is a huge advantage, (sorry), for the past.... A huge strength for the combined company. And so, yes, we will be integrating the U.S. Airways Frequent Flyer program into Advantage as we move forward.

(Soharan Hoshfe):	Thank you.

Operator:	Our next question comes from the line of (Jim Guinness).

(Jim Guinness):	Hi, Denise, a question – do we know? How does this change when we’re going to merge? Are we going to – do we – still looking at a merging in April? Or, is it going to be prolonged until the deal closes?

Denise Lynn:	Yes, good question. And this is one of the things that I’ll try to be really as clear as I can about. Because it can be confusing in the communications. We will emerge from Chapter 11 on the same date that the merger closes. They’ve become effectively. The merger closing becomes our exit date from Chapter 11. And that’s because our plan of reorganization which is what we need to have approved by the court in order to exit from bankruptcy will be the plan to merge with U.S. Airways. So, all of that will happen, we expect, sometime in the third quarter of this year. Not, not the earlier April date that you – that you may have heard before.

Operator:	We do have a question.

Denise Lynn:	OK, good, thank you.

Operator:	We do have a question from a caller who did not (inaudible) their name. Caller, your line is open.

Male:	(Inaudible).

(Jacob):	This is (Jacob) in Chicago. Hi, Denise.

Denise Lynn:	Good morning.

(Jacob):	We had a question about non-rev travel. And we wanted to know if we would keep our same policy? Or, if we would adopt a policy similar to what U.S. has? Because we know that they travel non-rev based on seniority.

Denise Lynn:	That’s another question I think that we’re going to be hearing a lot today. The answer to that question right now is we – our policy. Our travel privileges are not changing at this point and time. We do have – another thing we’re announcing today is an enhanced (interline) travel program that will take effect on March 1st. That will allow American Airlines people to travel on U.S. Airways at a higher standby priority and with lower service charges than we do today; and vice versa.

And also, an arrangement for business travel on each other’s airlines. And I think that’s. That’s a good news for everybody that that’s being put in place today. And then, over the long-term as we plan for the integration, we are going to have to figure out how to harmonize our travel policy and U.S. Airways’ travel policy. Because they’re quite different, particularly when it comes to boarding priority. You’re right, they board by seniority. And we board by time of check-in as, as we all know.

So, (look out), there will be changes down the road after the merger closes. But, for right now, our travel privileges remain the same.

Operator:	Our next question comes from the line of (Robert Williams).

(Robert Williams):	Good morning, everyone. A real quick question; what, what we’ve kind of heard is that with the merger. Some of the different work groups will receive pay increases. Is there any information that can be shared exactly what some of the offsets will be? Or, actually how we pay for those increases? Similar to some of the contract agreements that we went through during our restructuring. We can see what the outsourcing that—that paid for some of the increases that (Fleet Service) got, for example.

Denise Lynn:	Yes, (Robert), that’s a good question. At – there is a question about the, the increases. And the fact that, that increases our costs on the American Airlines side as we go into this merger. Those adjustments were based on the, the agreements that U.S. Airways struck with our unions last year. That provided a little more value than the agreements that we were seeking in the Chapter 11 process.

The overall analysis of the merger deal has concluded that the benefits of the, of the integration in the form of additional revenue, in particular, far more than offset those costs. So, really that’s how we can afford to pay for those is because in a merger situation when you combine two networks to combine an even stronger network with, with more scale. Better connections for customers. A stronger competitor to Delta and United; we will see revenue benefits from that.

And it’s those revenue benefits that more than offset any costs of the deal that have convinced our creditors that this is the very best plan for us to adopt moving forward. So, there will be more information about that in the, in the press release. I think it talks about the fact that by (2000) – in 2015, we should see an net billion dollar benefit to the combined company as a result of the integration. And that takes into account the increased revenue and also the, the increased costs.

So, net a billion dollars in, in benefits to the company. And that’s good for all of us. Because it means that we’ll have a stronger airline, more competitive, better prospects for the future; and greater stability.

Operator:	Our next question comes from the line of (Michael Cooper).

(Suzanne Ruben):	Hi, Denise, Gary, this is (Suzanne Ruben) from Advantage. And I just wanted to provide a little more clarity on the question regarding frequent flyer programs going forward.

Denise Lynn:	Thank you, (Suzanne).

(Suzanne Ruben):	Yes, for now and as you will see in all of the communications that have gone out today. Both companies will maintain their independent frequent flyer programs; American’s Advantage program and U.S. Air’s Dividend Miles program. How and – how and when we integrate programs is something that will be determined as a part of the integration planning process.

Operator:	And there are no additional questions at this time.

Denise Lynn:	(Inaudible). Thank you for clarifying that, (Suzanne); very helpful. OK, well, I appreciate all of your great questions. Again, look, look out for the resources. There will be places to ask additional questions. We want to make sure we support you as best possible as you lead your people through this – through this change. And so, more calls no doubt will be held. More materials will be provided. And we’ll – we’ll do our best to, to give you what you need. Thanks, everybody. (Missy), do you have something you want to say?

(Missy):	I do, thanks, Denise. Just a reminder for everyone. The press confident with (Tom) and (Doug) is starting at 10:00 Central, so here in just a few minutes. And you’ve probably seen in some of the communication this morning that we’re offering something we’ve never done before.

And that is an audio dial-in for our employees to listen to the press confident live. So, check your e-mail if you, if you missed that. But, I’m going to encourage you to dial in that and gather your teams, and, and listen. And, of course, there will be a video on (Jet Net) of the press conference later today.

Denise Lynn:	Thank you, (Missy).

(Missy):	Thanks, Denise.

Denise Lynn:	Thanks, everybody.

Operator:	Ladies and gentlemen, that does conclude today’s call. We thank you for your participation. And we do ask that you disconnect at this time.

END